                                                                               .
                                                                               .
                                                                               .

                                                                    Exhibit 99.2

CONTACTS:

LORUS THERAPEUTICS INC.             CANADIAN MEDIA CONTACT:             US MEDIA CONTACT
Corporate Communications            Eliza Walsh                         Jennifer Taylor
Grace Tse                           Mansfield Communications Inc.       Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380        Tel: (416) 599-0024                 Tel: (212) 370-5045
Email: ir@lorusthera.com            Email: eliza@mcipr.com              Email: jennifer@mcipr.com

           LORUS THERAPEUTICS INC. PUBLISHES RESULTS OF SYNTHESIS AND CHARACTERIZATION OF CLOTRIMAZOLE ANALOGUES AS ANTICANCER AGENTS

TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, DECEMBER 15, 2003 - Scientists at Lorus Therapeutics Inc. ("Lorus") have published the results of experimental studies aimed at synthesizing and optimizing analogues of clotrimazole (CLT), an anti-fungal drug that has demonstrated anticancer activity. These studies were part of a larger project that characterized NC 381, a CLT derivative that was extensively studied as a lead drug candidate. While the class of compounds described in the article are significantly different from the ones to which NC 381 belongs, they all form part of the CLT library of analogues, which provide an opportunity to further advance these analogues with the goal of developing novel anticancer therapeutics. The results appear in an article entitled, "Triaryl-Methane Derivatives as Antiproliferative Agents," published in a peer reviewed December 6th electronic version of the journal Bioorganic and Medicinal Chemistry letters. The article will also be published in print in an upcoming issue of the journal.

"These studies present promising results which we believe demonstrate that in addition to NC 381, there are a number of other derivatives of CLT in the library that are potential drug candidates. On September 24, 2003 Lorus announced an agreement to out-license NC 381 and the library of CLT analogs." said Dr. Jim Wright, CEO of Lorus.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Forward Looking Statements
Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

                                      -30-